SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

Southwestern Life Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

845606102
(CUSIP Number)

Michael Katz, Esq., 2 American Lane, Greenwich, Connecticut 06836-2571, Tel:
  (203) 862-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

Page 8 of 8

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Fund L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d)              or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  48,900

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  48,900

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  48,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .54%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma Strategic Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  48,900

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  48,900

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  48,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .54%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  194,400

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  194,400

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  194,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.15%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
          TO ITEMS 2(d)          or 2(e)  [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  243,300

8.       SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  243,300

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  243,300

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.69%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Southwestern Life Holdings, Inc. (f/k/a Penncorp Financial Group, Inc.) (the "Issuer") beneficially owned by the Reporting Persons specified herein as of July 28, 2000 and amends and supplements the Schedule 13D dated January 3, 2000 filed by the Reporting Persons with respect to Penncorp Financial Group, Inc. (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Paloma Strategic and Strategic Advisors in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,555,526

         The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,494,392

ITEM 4.  Purpose of Transaction.

         The Reporting Persons can no longer be deemed members of or associated with the Ad Hoc Committee of the Issuer's preferred stockholders (as described in the Schedule 13D).

ITEM 5.  Interest in Securities of the Issuer.

         (a) Paloma International beneficially owns 194,400 shares of Common Stock, constituting 2.15% of all of the outstanding shares of Common Stock.

         Paloma Strategic and Strategic Advisors beneficially own 48,900 shares of Common Stock, constituting .54% of all of the outstanding shares of Common Stock.

         Through Paloma International and Paloma Strategic, Sussman beneficially owns 243,300 shares of Common Stock constituting 2.69% of all of the outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         (c) The following transactions were effected by Paloma International during the past sixty (60) days:

                                                           Approx. Price per
                           Amount of Shs.                   Share (excl. of
Date           Security    Bought (Sold)                    commissions)

06/15/00       Common      (60,000)                        $14.000
07/06/00       Common      (45,000)                        $13.625
07/07/00       Common      (18,000)                        $13.625

         Paloma International effected the above transactions over-the-counter.

         The following transactions were effected by Paloma Strategic during the past sixty (60) days:

                                                  Approx. Price per
                           Amount of Shs.         Share (excl. of
Date          Security     Bought (Sold)          commissions)

06/15/00       Common      (15,000)                        $14.000
07/06/00       Common      (5,000)                         $13.625
07/07/00       Common      (2,000)                         $13.625

         Paloma Strategic effected the above transactions over-the-counter.

         (d)      Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owners of an aggregate of more than 5% of the outstanding shares of Common Stock on June 13, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:            July 28, 2000


                  PALOMA STRATEGIC FUND L.P.
                  By: Paloma Strategic Advisors L.L.C., as    Attorney-in-Fact


                           By: /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President

                  PALOMA STRTEGIC ADVISORS L.L.C.


                  By: /s/ Michael J. Berner
                           Michael J. Berner
                           Vice President

                  PALOMA INTERNATIONAL L.P.
                  By: Latitude L.L.C., as General Partner


                           By: /s/ Michael J. Berner
                                Michael J. Berner
                                 Vice President


                                       /s/ S. Donald Sussman
                                S. Donald Sussman